FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on November 9, 2011

Tel Aviv, November 9, 2011 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron", the "Company") today announced, further to its announcement on September 27, 2011 regarding the provision of a credit facility to the Company, that it has signed a binding agreement with Silicon Valley Bank (the "Bank"), whereby the Bank will make available to the Company, a credit line in the amount of $30 million for a period of 18 months. The credit facility's main terms were set forth in the Company's announcement on September 27, 2011 and are incorporated by reference thereto (the "Agreement").

As stated in the Company's financial statements as of September 30, 2011, the Company's cash balance (not including consolidated companies) is approximately $21 million. The credit line is being obtained in order to diversify and ensure additional sources of financing towards continued investing in companies held by it and new companies and to finance its ongoing operations.

At the time the credit line is actually utilized, the Company will pledge shares directly held by it in Given Imaging Ltd. ("Given") in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the Agreement, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then the Company shall either pledge additional Given shares in order to maintain a coverage ratio of 3.25, provide alternative collateral acceptable to the Bank, or repay a portion of the credit utilized in order to maintain the coverage ratio of 3.25.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 9, 2011